EXHIBIT 99.1

China Liberal Education Holdings Limited Receives Additional Nasdaq Staff Determination Letter of Delinquency

BEIJING, May 22, 2025 /PRNewswire/ -- China Liberal Education Holdings Limited (“China Liberal” or the “Company”) (Nasdaq: CLEU), a China-based company that provides technological consulting services for smart campus solutions and other educational services, today announced that on May 21, 2025, it received an additional staff determination notice (the “Additional Staff Determination Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is delinquent in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) and that this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market. The failure to timely file the Form 20-F is a violation of Nasdaq Listing Rule 5250(c)(1).

China Liberal has previously submitted a request for hearing before the Nasdaq’s Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing before the Panel has been scheduled on June 10, 2025. In accordance with the timeline established previously by Panel and since the Company is already before the Panel, it will have seven days, or until May 28, 2025, to request a stay of the suspension, pending a Panel decision. The Panel will review the request for an extended stay and notify the Company of its conclusion as soon as practicable, but in any event no later than 15 calendar days following the deadline to request a further stay.

In the meantime, the Company is actively engaged with the necessary parties to finalize and file its delayed Form 20-F, which has been substantially drafted before the original filing deadline. While the timeline for completion remains uncertain, the Company is making every effort to advance the process as efficiently as possible. The Company’s operations are not affected by the receipt of the Staff Determination Notice dated May 7, 2025 and the Additional Staff Determination Notice.

This announcement is being made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. China Liberal provides a wide range of services, including technological consulting for Chinese universities to improve their campus information and data management systems, designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's filings with the SEC.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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